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                           PARAGON SPORTS GROUP, INC.
                               5580 Monroe Street
                              Sylvania, Ohio 43560





                                                      April 16, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


                  Re:      Paragon Sports Group, Inc.
                           Registration Form SB-2/A
                           File No. 333-67154
                           ----------------------------

Ladies and Gentlemen:

         Please be advised that we are hereby requesting that the Registration Statement on Form SB-2/A, filed on January 14, 2002 (the "Registration Statement"), be withdrawn forthwith. We have chosen to abandon the Registration Statement due to general business reasons and market conditions. Please note that no securities have been sold in connection with the Registration Statement.


                                                      Very truly yours,


                                                      PARAGON SPORTS GROUP, INC.



                                                      /s/ Shep Messing
                                                      --------------------------
                                                      Shep Messing
                                                      Chairman of the Board and
                                                      Chief Executive Officer